UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AEA-Bridges Impact Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G01046104

(CUSIP Number)

John Garcia

AEA Investors LP

666 Fifth Avenue, 36th Floor

New York, NY 10103

Tel: (212) 644-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G01046104	Page 2

1	NAME OF REPORTING PERSON John Garcia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (See Item 3 below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000(1)(2)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,500,000(1)(2)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(See footnote 2 below)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%(1)(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	Represents 2,500,000 Class A ordinary shares, par value $$0.0001 per share, of the Issuer directly held by Reporting Person (as defined below).
(2)	Excludes 1,250,000 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

Based on 40,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding as of November 23, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020 and adjusted for the changes reported in the Form 4 filed with the Securities and Exchange Commission on November 23, 2020, and assuming the conversion of all Class B ordinary shares outstanding at the time of the initial business combination.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A ordinary shares of AEA-Bridges Impact Corp., a Cayman Islands exempted company (the “Issuer”). The executive offices of the Issuer are located at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands.

As of December 31, 2020, the Reporting Person (as defined below) beneficially owned an aggregate of 2,500,000 Class A ordinary shares, representing 5.00% of the outstanding ordinary shares of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b), (c), (d), (e) and (f)

This statement is being filed by John Garcia, an individual and citizen of the United Kingdom (the “Reporting Person”).

The address of the principal business and principal office of the Reporting Person is AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103. The Reporting Person’s principal occupation is serving as Executive Chairman of AEA Investors LP.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 2,500,000 Class A ordinary Shares owned by the Reporting Person were purchased in the initial public offering of the Issuer that closed on October 5, 2020 for a purchase price of $10.00 per share or $25,000,000 in aggregate. This acquisition was funded with personal funds of the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person purchased 2,500,000 Class A ordinary Shares as part of the initial public offering of the Issuer, to further evidence his support for the transaction.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

Based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020 and adjusted for the changes reported in the Form 4 filed with the Securities and Exchange Commission on November 23, 2020, as of December 31, 2020 there were 50,000,000 ordinary shares outstanding.

Based on the foregoing, the 2,500,000 Class A ordinary shares beneficially owned by the Reporting Person represent 5.00% of the ordinary shares issued and outstanding.

The Reporting Person may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 2,500,000 Class A ordinary shares.

The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein.

As of the date hereof, the Reporting Person does not own any ordinary shares of the Issuer other than the shares covered in this statement on Schedule 13D.

(c)

The following is the only transaction in shares of common stock effected in the past sixty days by the Reporting Person. Except as set forth below, within the last 60 days, no reportable transactions were effected by the Reporting Person.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares covered by this statement on Schedule 13D.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

By:	/s/ John Garcia
Name: John Garcia